

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 3, 2009

Mr. Jeffrey L. Rutherford
Park-Ohio Holdings Corp.
Park Ohio Industries, Inc.
6065 Parkland Boulevard
Cleveland, Ohio 44124

> **RE:** **Park-Ohio Holdings Corp.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **File #0-3134**
>
> **Park-Ohio Industries, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 30, 2009**
> **File #333-43005**

Dear Mr. Rutherford:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding comments on the financial statements and related matters, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief